July 1, 2020

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Laura Crotty

Re:	Predictive Oncology Inc. Registration Statement on Form S-1 File No. 333-239408 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Predictive Oncology Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on July 6, 2020, or as soon thereafter as practicable.

Very truly yours,

Predictive Oncology Inc.

By: /s/ Bob Myers

        Name: Bob Myers

        Title: Chief Financial Officer